FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-32895

Penn West Energy Trust (Translation of registrant's name into English)

2200, 425 - First Street SW, Calgary, Alberta T2P 3L8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Incorporation by Reference

 Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into the registrant's Registration Statement on Form F-3 under the Securities Act of 1933 (File No. 333-145296).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST By its administrator, Penn West Petroleum Ltd.
(Registrant)

Date: January 11, 2008	By:	/s/ Todd Takeyasu
Name: Todd Takeyasu
Title: Senior Vice-President &
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release dated January 11, 2008 - Penn West Energy Trust and Canetic Resources Trust announce the closing of their combination and the creation of North America's largest conventional oil and gas energy trust